UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
                                    14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                              SUNTERRA CORPORATION

                            (Name of Subject Company)


                              SUNTERRA CORPORATION

                       (Names of Person Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    86787D208
                      (CUSIP Number of Class of Securities)

                               FREDERICK C. BAUMAN
                              SUNTERRA CORPORATION
                              3865 W. CHEYENNE AVE.
                          NORTH LAS VEGAS, NEVADA 89032
                            TELEPHONE: (702) 804-8600

                  (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s)
                                filing statement)

                                 WITH COPIES TO:

                          D. GILBERT FRIEDLANDER, ESQ.
                             MICHAEL A. SASLAW, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                               200 CRESCENT COURT
                                    SUITE 300
                               DALLAS, TEXAS 75201
                            TELEPHONE: (214) 746-7700

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Thank you for letting us share our exciting news with you.

On March 12, 2007, Sunterra announced that its Board of Directors has approved an agreement pursuant to which Sunterra will be acquired by an affiliate of Diamond Resorts, LLC. We expect the acquisition, which is subject to certain conditions including the acceptance by 90% of Sunterra's shareholders, to close in the 2nd calendar quarter of this year.

Diamond Resorts is a very well established and financed company with over 25 years of experience in vacation ownership and hospitality. As Diamond Resorts Chairman and CEO, Stephen J. Cloobeck, said in an announcement, things are going to get better for everyone--our owners, Club Members and the people who work at Sunterra.

Nothing changes for our Club Members and Owners except a future filled with more improvements and value in your membership and ownership. The same friendly people you know and trust will continue to provide you the same high level of customer service at our resorts and over the telephone. Your Points, Club Sunterra membership and week ownership rights and payment procedures remain the same. Existing reservations, travel arrangements booked through us, Interval International exchange bookings and requests will not be affected, and the procedures for making future reservations or travel remain unchanged.

What you can look forward to are improvements aimed at exceeding your holiday expectations.

We invite you to get updates and further detail at our web sites www.sunterra.com and www.diamondresorts.com and hope you share our enthusiasm.

IMPORTANT NOTICE: The tender offer for Sunterra's shares has not yet commenced. When available, please read Sunterra's solicitation/recommendation statement on
Schedule 14D-9 filed with the SEC because it contains important information. You will be able to get the recommendation and other filed documents for free on the SEC's web site: www.sec.gov and from us. We are neither offering to purchase nor soliciting of an offer to sell securities.